CONFIRMING STATEMENT


This Statement confirms that the undersigned, Richard D. Borg, has authorized and designated John D. Ireland to execute and file on the undersigneds behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned is required to file with the United States Securities and Exchange Commission (the Commission) as a director of Epicor Software Corporation (the Company). The authority of John D. Ireland under this
Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to the undersigneds ownership of, or transactions in, securities of the Company. The undersigned acknowledges that John D. Ireland is not, by his execution of the Forms 3, 4 and 5 on behalf of the undersigned, assuming any of the undersigneds obligations to comply with Section 16 of the Securities Exchange Act of 1934.




Date:  July 24, 2003                         //Richard D. Borg